July 8, 2024

Lishan Aklog, M.D.
Chairman and Chief Executive Officer
Lucid Diagnostics Inc.
360 Madison Avenue, 25th Floor
New York, New York 10017

       Re: Lucid Diagnostics Inc.
           Registration Statement on Form S-3
           Filed July 1, 2024
           File No. 333-280650
Dear Lishan Aklog, M.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Eric Schwartz, Esq.